CUSIP No. 460981301	13D/A	Page 1 of 7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
 (Amendment No. 2)
Under the Securities Exchange Act of 1934

Intersections Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

460981301
(CUSIP Number)

100 Wall Street, 19th Floor
New York, NY 10005
Attn: Bruce Lev
(212) 483-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Loeb Holding Corporation 13-2870509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,680,541

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
9,680,541

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,680,541

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.8%

14	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 460981301	13D/A	Page 3 of 7

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
SC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,750

	8	SHARED VOTING POWER
9,689,640

	9	SOLE DISPOSITIVE POWER
45,750

	10	SHARED DISPOSITIVE POWER
9,689,640

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,735,390

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1%

14	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 460981301	13D/A	Page 4 of 7

Explanatory Note:  This filing constitutes Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on November 25, 2015 by Loeb Holding Corp. ("LHC") and Thomas L. Kempner, as amended by Amended No. 1 filed on January 19, 2016 (collectively, as amended, the "Schedule 13D").  Except as described herein, the information contained in the Schedule 13D has not been updated or amended.  Capitalized terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D.
Item 4.  Purpose of Transaction.
Item 4 is amended and restated in its entirety as follows:
All of the securities reported herein were acquired for investment purposes and/or as compensation for, and in connection with, Mr. Kempner's position with the Issuer.
LHC is the founding principal investor for the Issuer and its predecessors. Mr. Kempner has served on the Board of Directors of the Issuer since its inception, and serves on the Executive Committee of the Issuer. Mr. Bruce L. Lev is a Managing Director of LHC and also serves on the Board of Directors of the Issuer. As such, the Reporting Persons take, and will continue to take, an active role in communication with the Issuer's management and Board of Directors about a broad range of operational and strategic matters.  The Reporting Persons may take positions and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the certificate of incorporation and bylaws, Board of Directors composition, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales involving the Issuer or certain of the Issuer's businesses or assets, strategy and plans of the Issuer as a means of enhancing stockholder value, or may change their intention with respect to any and all matters referred to in this Item 4, and, as part of their ongoing communications, the Reporting Persons encourage the Issuer to consider a wide variety of alternatives, which may include a transaction in which the Reporting Persons may participate.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board of Directors, other stockholders or third parties, including lenders, potential acquirers, service providers and financing sources, and/or formulate plans or proposals regarding the Issuer, its assets or its securities. Such proposals or positions may include one or more plans that relate to or would result in any of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  Additionally, the Reporting Persons, in their capacity as stockholders of the Issuer, review and intend to continue to review, on an ongoing basis, their investment in the Issuer. Depending on the factors discussed below and subject to applicable law and the policies of the Issuer, the Reporting Persons may from time to time acquire additional securities of the Issuer or otherwise dispose of some or all of their securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax and estate planning considerations and other factors.
The descriptions in Item 6 of the LHC Subscription Agreement and of the Offering are incorporated herein by reference.
On October 27, 2016, the Reporting Persons delivered a letter to the Special Committee of the Board of Directors pursuant to which the Reporting Persons proposed a possible business transaction with Loeb Holding Corporation and the Issuer relating to the Issuer's Pet Health Monitoring Business.  The foregoing description of the October 27, 2016 letter is qualified in its entirety by reference to the full text of the letter, a copy of which is attached as Exhibit 99.1 hereto and is incorporated by reference herein.
Other than as described above in this Item 4, the Reporting Persons have no present plan or proposal relating to or that would result in any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law and the policies of the Issuer, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer (including the independent or disinterested members of the Board of Directors), other stockholders of the Issuer or other third parties regarding such matters.

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Item 5.  Interest in Securities of the Issuer.
Item 5 is amended and restated in its entirety as follows:
(a)–(b)
The aggregate percentage of Common Stock reported by each person named herein is based upon 23,703,613 shares of Common Stock issued and outstanding, which is the sum of (1) 23,683,613 shares of Common Stock as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on August 9, 2016 and (2) 20,000 shares of Common Stock which Mr. Kempner has, or will within 60 days of October 27, 2016 have, the right to acquire upon the exercise of stock options which are fully vested, the vesting of RSUs or otherwise.
The Reporting Persons may be deemed to beneficially own an aggregate of 9,735,390 shares of Common Stock (the "Shares").
The Shares beneficially owned by the Reporting Persons represent an aggregate of approximately 41.1% of the outstanding shares of Common Stock.
9,680,541 shares of Common Stock are beneficially owned directly by LHC.  25,750 shares of Common Stock are beneficially owned by Thomas L. Kempner. 20,000 shares of Common Stock are issuable to Mr. Kempner within 60 days of October 27, 2016 upon the exercise of stock options which are fully vested, the vesting of RSUs or otherwise. Mr. Kempner's spouse owns 9,099 shares of which he disclaims beneficial ownership, except to the extent of his pecuniary interest. Mr. Kempner is the beneficial owner of 62.878% of the voting stock of Loeb Holding Corporation and disclaims beneficial ownership of shares of Common Stock held by LHC, except to the extent of his pecuniary interest.
By reason of these relationships, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or direct the disposition of the Shares beneficially owned by such Reporting Person as indicated above.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of the Common Shares referred to herein (other than those shares identified as directly held thereby) for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a "group."
(c)	Except as set forth herein, none of the Reporting Persons have engaged in any transactions with respect to the Issuer's Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 7.  Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following Exhibit:
99.1            Letter to the Special Committee of the Board of Directors, dated October 27, 2016

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated October 28, 2016

Loeb Holding Corporation

By:	/s/ Bruce L. Lev
	Name:	Bruce L. Lev
	Title:	Managing Director

/s/ Thomas L. Kempner
Thomas L. Kempner

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter to the Special Committee of the Board of Directors, dated October 27, 2016